                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO
           SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                             WALL STREET WEB, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


        New Jersey                                   23-3589086
--------------------------------------------------------------------------------
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                    Identification No.)


71 Irvington                 Westwood, New Jersey                07675
--------------------------------------------------------------------------------
(Address of principal executive offices)                       (Zip Code)


Registrant's telephone number, including area code     (201) 594-0555
                                                   ---------------------


Securities to be registered pursuant to Section 12(g) of the Act:

       Title of each class                 Name of each exchange on which
       to be so registered                 each class is to be registered
          Common Stock




Securities to be registered pursuant to Section 12(g) of the Act:


One hundred million (100,000,000) shares of common stock
--------------------------------------------------------------------------------
                                (Title of class)


--------------------------------------------------------------------------------
                                (Title of class)

                              WALL STREET WEB, INC.

                                   FORM 10 SB

                                TABLE OF CONTENTS


PART I

Item 1.        Description of Business                                           1
Item 2.        Managements Discussion and Analysis or Plan of Operations         5
Item 3.        Description of Property                                           7
Item 4.        Security Ownership of Certain Beneficial Owners and Management    7
Item 5.        Directors, Executive Officers, Promoters, and Control Persons     7
Item 6.        Executive Compensation                                            9
Item 7.        Certain Relationships and Related Transactions                    9
Item 8.        Description of Securities

PART II

Item 1.        Market Price for Common Equity and Related Stockholder Matters   12
Item 2.        Legal Proceedings                                                13
Item 3.        Changes In and Disagreements With Accountants                    13
Item 4         Recent Sales of Unregistered Securities                          13
Item 5.        Indemnification of Directors and Officers                        14

PART F/S FINANCIAL STATEMENTS

PART III

Item 1.        Index to Exhibits                                                15
Item 2.        Description of Exhibits                                          15

                                     PART I

ITEM 1 -  DESCRIPTION OF BUSINESS

Wall Street Web, Inc. (the "Company" or "stockrumors.com") and its predecessor have been providing quality "rumor" information covering the day-to-day activities of "Wall Street" since December 1997. It operated as Thomas Melillo DBA Stockrumors.com, an unincorporated business, from December 1997 until April 1998 when it was incorporated in New Jersey as Wall Street Web, Inc. The Company gathers and compiles information from contacts at financial institutions and releases such information to subscribers (generally, financial and stock market professionals) through its web sites, www.stockrumors.com and www.brokercall.com, on a timely basis. The Stockrumors.com web site, which is continuously updated, provides the investing public with information concerning rumors that move stocks and the stock market. The Brokercall.com web site allows the investing public to view analyst upgrades and downgrades on a particular company. In addition to revenues from subscriptions, the Company generates revenues from advertising banners and sponsorships on its web sites.

MISSION STATEMENT

To provide the financial communities with access to financial rumor information from the vast amount of sources. Allow investors of all ages and backgrounds to enhance their knowledge of what is being said on Wall Street via the Internet, 900 numbers, email, fax and PCS pager services. Stockrumors strives to become the information source for arbitrageurs, traders, stockbrokers, fund managers, institutional asset managers and curious stock market followers.

In order to achieve its mission Stockrumors commits to the following objectives:

1. Creating and maintaining the finest financial rumors and news network based upon credible sources that utilizes the emerging technologies of the Internet.

2. Providing attractive, interactive, and informative value-added content on stockrumors.com and related online properties (brokercall.com) to increase user retention.

3. Accumulating data and market research information to insure the accuracy of advertisements and the correct placement of advertising dollars on Stockrumors.

4. Establishing and developing strong business development partnerships with some of the top web portals to maximize the membership base and traffic volume.

INDUSTRY ANALYSIS

In 1994 only 3 million people were connected to the Internet and now the best estimates run as high as 200 million. By mid-1999 the number of online stock trading firms had risen to around 2,000 with over 7 million individual investors. Interestingly enough, individuals doubled their number of monthly trades once they began to perform online transactions (US States Bancorp Piper Jaffey).

Online financial transactions are estimated to grow at an average of 30% to 35% per year and online traders currently consist of 6% of the daily trading volume in U.S. stock market. The Company believes that this market is under explored and consists and comprises a inviting target market.

CUSTOMER PROFILE

Like any traditional media outlet, the Company serves two "customer types": its subscribers and its advertisers. Subscribers pay a recurring membership fee which provides the user with ever changing information and formats. The Company will continue to deliver new and unique products and services to retain and enhance the member base. Potential users will become familiar with Stockrumors through aggressive affiliate marketing and advertising.

The primary target advertisers are large national and international corporations which have a global reach -- as do the advertising agencies which represent them. These firms are seeking specific demographics, which Stockrumors can provide. These advertisers will become increasingly familiar with Stockrumors with the increase of the Company's market position.

COMPETITION

Current successful web sites include TheStreet.com, Jagnotes.com, and stockadvisor.com, which realized that their online membership community desired information on Wall Street's rumors. However, some of these competitors have discovered that creating a rumor segment takes significantly more time and effort and capital then they were willing to spend. Therefore, some competitors are now using Stockrumors as their source of information which validates the Company's quality information and high rate of information flow.

The Company's successful network relationships are the basis for this advantageous position. What differentiates one competitor from another is the ability to generate information, to be "the first with the story". At any one time, stock quotes, financial information, fundamental ratios and charts are readily available from many different sources. These web sites merely sell each other's content which necessarily limits the necessity for their existence. Unlike Stockrumors, those sites are nothing more than news resellers and marketing organizations.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                               How are
                                                                 Services        Cost          Premium
  Company         Symbol       Competitive         Premium      Are Geared        Per          Services            Comments
                                Advantage          Services       Toward         Month         Accessed?
------------------------------------------------------------------------------------------------------------------------------------
The Street.com   TSCM-      Provider of financial    YES         Primarily       $9.95       On website via           Provides
                 Nasdaq      news, commentary                      non-                         password.             extensive
                             and information                   professional                                         information on
                                                                investors                                           the day-to-day
                                                                                                                     happenings of
                                                                                                                      Wall Street
                                                                                                                     but generally
                                                                                                                     finds info out
                                                                                                                     when the rest
                                                                                                                     of the world
                                                                                                                     hears it too.
------------------------------------------------------------------------------------------------------------------------------------
Jagnotes.com     JNOT-      Consolidated reports     YES        Service was      $9.95       Sent via fax or        Strong niche
                 OTCbb       of recent analyst                primarily for                 email to subscriber       has been
                              recommendations.                 professional                   prior to being        developed over
                                                                investors,                   posted on site or        many years
                                                                 but the                    purportedly before      but in general
                                                                 website                         news is              site lacks
                                                               shows their                    disseminated to         proprietary
                                                               appetite to                     general public.        information
                                                               attract the
                                                                masses of
                                                                 non-pro
                                                                investors.
------------------------------------------------------------------------------------------------------------------------------------
Stockrumors.com  Going       Provider of up-to-      YES      Modular set-       $9.95      Sent via email or      Appears to be
                 public at   date information of                 up to                      fax to subscriber.        a small
                 present     Wall Street rumors                 provide                      Being that the       Street.com, but
                                    on                       flexibility to                  rumors commented     with the strong
                             Merger/Acquisition                   non-                      on are from sources     rumor segment
                             and corporate news               professional                  isolated, at least       makes them
                             that can impact the              and cutting-                  initially, from the      extremely
                                 investment                   edge content                       media,             attractive
                             community, general               for the Wall                  Stockrumors has an        takeover
                             financial information             Street pros.                 advantage over the         targets.
                                and analyst                                                     competition.         Money alone
                              upgrade/downgrades.                                                                   cannot create a
                                                                                                                    strong "rumor
                                                                                                                        mill."
------------------------------------------------------------------------------------------------------------------------------------

                                      -3-

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

        Operating Results. Results of operations may fluctuate significantly from year to year. The Company's short term results of operations could be adversely affected by decisions undertaken in response to long term market opportunities in the future. Various factors, including timing of new product introductions, changes in customers operations and changes in consumers taste may have an adverse affect on the Company's results of operations. There can be no assurance that the Company will experience profitability in the future.

        Dependence on Key Personnel. The Company is dependent on its executive officers, the loss of any one of whom would have an adverse affect on the Company.

        Industry Trends. As described above, the number of on-line investors as well as on-line stock trading firms has risen dramatically during the last two years. However, there can be no assurance that the industry will continue to experience such growth rates in the future. (See "Industry Analysis" above.)

        Competition.  See Section entitled "COMPETITION" above.

        Absence of Public Market. Prior to the filing of this Registration Statement, there has been no public market for the Company's shares of Common Stock. There can be no assurance that a market will develop or that, if developed, it would be sustained. Purchasers of the Company's securities may, therefore, have difficulty in selling such securities should they desire to do so.

        Control By Existing Shareholders. The President and Chief Executive Officer own approximately 92.6% of the outstanding Common Stock of the Company. Accordingly, such persons will be able to control the Board of Directors of the Company and to direct the Company's affairs. Existing Shareholders of the Company will continue to exercise control over the Company's business and affairs even following completion of this offering. See Part II - Item 4 -- "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" below.

        Future Capital Requirements. The Company's operations have generated recurring losses and it had an accumulated deficit as of April 30, 2000. Such matters raise substantial doubt about the Company's ability to continue as a going concern. In order to realize its objectives, the Company will need additional capital in the future. The Company intends to seek such capital through public or private debt or equity financings. Any additional equity financings may be dilutive to shareholders and debt financing, if available, may involve restrictions on Common Stock dividends. Adequate funds, whether through financial markets or other arrangements with corporate partners or from other sources, may not be available when needed, or on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its product development, market development and corporate development programs with an adverse effect on the Company's future performance, or the Company may have to discontinue its operations entirely.

        Dividend Policy. The Company has never paid dividends on its Common Stock. It is the present policy of the Company to retain earnings and capital for use in its business. Any payment of cash dividends in the future on the Common Stock will be dependent on the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, restrictions, if any, under debt obligations, as well as other factors that the Board of Directors deems relevant.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THIS REPORT AND THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANINGS OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW IN FACTORS THAT MAY AFFECT FUTURE RESULTS.

OVERVIEW

Wall Street Web, Inc. (the "Company") provides quality "rumor" information covering the day-to-day activities of "Wall Street". The Company gathers and compiles information from contacts at financial institutions and releases such information to subscribers through its web sites, www.stockrumors.com and www.brokercall.com, on a timely basis. The Stockrumors.com web site provides the investing public with information concerning rumors moving stocks and the stock market. The Brokercall.com web site allows the investing public to view analyst upgrades on a particular company. In addition to revenues from subscriptions, the Company generates revenues from advertising banners and sponsorships on its web sites.

RESULTS OF OPERATIONS

Results of operations for the year ended April 30, 2000 were impacted by limitations on resources, primarily financial, which inhibited advertising activities. In particular, the Company was in negotiations to raise additional capital from approximately December 1999 through May 2000. During the year ended April 30, 2000, the Company raised $78,000 through private placements. In addition, in May 2000, the Company raised an additional $230,000, net of expenses, through a private placement.

REVENUES

Revenues are derived from annual, semi-annual, quarterly, and monthly subscriptions relating to our products on the Stockrumors.com and Brokercall.com web sites. Revenues for the year ended April 30, 2000 of $228,000 reflect a 48% increase (or $74,000 increase) over the comparable 1999 period. This increase is as a result of increased customer retention and the increased sale of banner ads. The average number of subscribers increased from 640 during the year ended April 30, 1999 to 795 for the year ended April 30, 2000.

During 2000 and 1999, the Company charged its subscribers a monthly subscription rate of $20. As a result of competitive pricing pressures, in June 2000, the Company lowered its monthly subscription rate to $9.95. The lowering of the monthly subscription rate could have a negative impact on revenues, profitability, and cash flow unless the increase in the number of subscribers is able to offset the lower monthly subscription rate.

COST OF REVENUES

Cost of revenues includes the cost of transmitting information over the telephone and fax lines, on-line service charges for our web site, and costs in connection with the maintenance of the web sites. Cost of revenues increased from $17,000 in the year ended April 30, 1999 to $32,000 in the year ended April 30, 2000. This increase is attributable to increased web site maintenance costs and the increase in fax service expense arising from the increase in the number of subscribers in 2000.

SELLING EXPENSES

Selling expenses consist of commissions, and advertising and other promotional expenses. For the year ended April 30, 2000, selling expenses decreased by $6,900. This decrease is due to a $19,600 decrease in advertising expense (fewer advertisements placed in financial publications), offset by an increase of $12,700 in sales commissions on the sale of banner ads.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist primarily of compensation and related expenses, occupancy costs, professional fees, and other office expenses. General and administrative expenses aggregated $340,000 and $187,000 for the years ended April 30, 2000 and 1999, respectively, of which $131,000 and $117,000, respectively, represents noncash operating expenses. The increase of approximately $153,000 in the year ended April 30, 2000 is attributable to the following:

(i) Professional fees increased $49,800 for the year ended April 30, 2000 from approximately $1,300 to $51,100. This increase results from legal fees incurred in connection with various filings with the Securities and Exchange Commission, and an increase in outside accounting fees due to the occurrence of the 2000 audit.

(ii) Payroll and payroll related expenses increased approximately $50,000 in the year ended April 30, 2000 from approximately $149,000 to $199,000. $20,000 of this increase is attributable to an increase in officers' salaries. The remaining increase in payroll expense results from the hiring of additional staff needed in order to properly support the expansion of the business.

(iii) The remainder of the increase is attributable to general office expenditures as a result of the Company's growth.

LIQUIDITY AND CAPITAL RESOURCES

As indicated in the accompanying financial statements for the year ended April 30, 2000, the Company incurred a net loss of $188,735, and it had accumulated a deficit from its inception through April 30, 2000 of $295,277. Management believes that the Company will continue to incur net losses through at least April 30, 2001 and that, although a substantial portion of the Company's historical net losses have been attributable to noncash operating expenses, it will need additional equity or debt financing to be able to sustain its operations until it can achieve profitability.

Management also believes that the commercial success and profitability of the Company will depend significantly on its ability to (i) expand the subscriber base for its current web sites in the United States and abroad; (ii) launch new web sites in the United States and abroad that will be of interest to the financial community; (iii) increase web site advertising revenues derived from current sources and through the development of new sources; and (iv) expand the range of services offered to subscribers and other users.

From its inception through April 30, 2000, the Company obtained a portion of its financing through private placements of common stock pursuant to offerings intended to be exempt from registration under the Securities Act of 1933 (the "Act"). On May 26, 2000, the Company received proceeds of $230,000, net of related offering costs, from the sale of 500,000 shares of common stock at $.50 per share through a private placement. Management anticipates that the Company will need additional aggregate proceeds from equity or debt financing of approximately $650,000 to satisfy its cash requirements through April 30, 2001. The Company will attempt to obtain all or a substantial portion of such financing through a proposed initial public offering of up to 300,000 units (the "Units"), with each Unit comprised of one share of common stock and three common stock purchase warrants (see Note 10). The Unit offering price will be calculated based on a moving average of the closing price of the Company's common stock for a specified period prior to the effective date of the offering. However, the Company's common stock was not publicly traded as of August 31, 2000 and will not become publicly traded until the Company files the appropriate information with the Securities and Exchange Commission. Although, the Company has entered into an underwriting agreement with an investment banking firm that has agreed to underwrite the Company's initial public offering of Units on a "best efforts" basis, management cannot assure that any of the Units will be sold, that if sales of Units are consummated the proceeds will be sufficient to enable the Company to continue to operate as a going concern through at least April 30, 2001 or that there will be alternative sources of equity or debt financing if the proceeds from any sales of Units are insufficient.

We do not believe that our business is subject to seasonal trends or inflation. On an ongoing basis, we will attempt to minimize any effect of inflation on our operating results by controlling operating costs and whenever possible, seeking to insure that subscription rates reflect increases in costs due to inflation.

YEAR 2000 DISCLOSURE

During the year ended April 30, 2000, we completed our Year 2000 assessment. The costs of such assessment were not significant. In addition, we have experienced no problems in the operations of our business as a result of anticipated Year 2000 effects on computer systems. We do not have a contingency plan in place to deal with year 2000 problems that may occur in the future, nor do we intend to implement such a plan. If year 2000 problems do arise, our business and our financial condition could be adversely effected.

ADVERTISING

Stockrumors' short-term strategy is to work with advertisers and advertising agencies to move a portion of their existing investment to the Company. Long-term objectives including working with advertisers as they plan their annual budget to include full sponsorship of the Company's programs at higher spending levels.

Stockrumors will also utilize other advertising resources such as banners, press releases, and major financial outlets and news media and also expand Co-branded ventures with allied companies such as Datalink.com. Additional portions of the budget will be used to create awareness about the membership program and create brand name recognition of Stockrumors.

STRATEGIC ALLIANCES AND PARTNERS

Stockrumors has developed strategic alliances with Datalink.net, Companysleuth.com, Onlinetraders.com, Trendtrader.com and INF Corp.

The following major organizations will participate as partners:

AOL                        Market Mavens                 Astrologers Fund
Microsoft                  CBS Marketwatch               Day Traders
Yahoo                      CNNfn.com                     MR Stock
Lycos                      TheStreet.com                 DaytraderPro
Go Network                 WallStreet Strategies         Daily Trader
Looksmart                  Market News Online            Pristine Day Trader
Stock Online               Power Net                     Volume Reversal Survey
Market Line                Option Strategist             FXC Investors Corp
MicroBros.Software         Stockpickers.net              Tulips and Bears
Walt Raby Report           Seidner's                     Market Wisdom
Kelly Capital              CommandoTrader                Smartportfolio.com

OTHER INFORMATION

Presently, no one customer provides more than 10% of the Company's revenues and foreign sales constitutes less than 1% of the Company's revenues. Stockrumors has no government contracts or sales from government contracts.

ITEM 3 - DESCRIPTION OF PROPERTY

The Company currently rents office space on a month-to-month basis which will be expanded as revenues increase. The Company owns no properties at present and has no intent or agreement to acquire any properties.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth each person known by the Company to be the beneficial owner of 5% or more of the Company's common stocks, all directors individually and all directors and officers of the Company as approved. Except as noted, each person has sole voting and investment power with respect to the shares shown

                                                                 Percentage of Class
Name and Address of Owner           Amount of Ownership          (Common Stock)
-------------------------           -------------------          --------------
John A. Ruela                       4,548,000 Shares             44.5%
70 Pasadena Avenue
Lodi, New Jersey  07644

Thomas Melillo                      4,865,000 Shares             48.1%
2 Johnsvale Road
Park Ridge, New Jersey 07656

All executive officers
  as a group                        9,413,000 Shares             92.6%

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Company has the following Directors and Officers:

Name                            Age                 Positions and Offices Held
----                            ---                 --------------------------
John Ruela                      32                  Chief Executive Officer,
                                                    Chief Operating Officer,
                                                    Vice President and Chairman
                                                    of the Board of Directors

Thomas Melillo                  57                  President, Chief Financial Officer
                                                    and Director

JOAO (JOHN) A. RUELA Vice President, CEO and Founder of Stockrumors. His role consists of developing and maintaining the vision of the Company. Mr. Ruela's extensive background in the financial community makes him aware of the needs of both the day-trader and the Wall Street professional. Mr. Ruela's experience as an OTC-Trader and Registered Representative of a first tier Wall Street firm makes him uniquely qualified for his position. Mr. Ruela's clients spanned a broad cross section of the investment community including: hedge funds, retail daytraders and standard retail investors, all of which required Mr. Ruela to provide them with research and investment ideas. It was at this time Mr. Ruela realized that event driven trading was a highly profitable yet, without accurate information, extremely risky. Information on the rumors was typically inaccurate and untimely, but when it was fresh, the trades did prove to be highly profitable. More and more, Mr. Ruela chased leads on new stories and was quickly becoming a source of information to a growing number of clients wanting to access the latest rumors on the street. This is where Mr. Ruela identified the need for a quality information source on the rumors of Wall Street and found himself as being that source. So began Stockrumors. Upon leaving his position from the Wall Street firm, Mr. Ruela while developing the infrastructure for Stockrumors, concurrently was assisting in the startup and running of what is a competing enterprise, a successful website for an existing wall Street Fax Newsletter.

THOMAS MELILLO, President, CFO and founder of Stockrumors.com. His role consists of developing and maintaining the vision of the Company. Mr. Melillo's extensive 25-year background in corporate management makes him aware of the needs of both the customer and the employee. Mr. Melillo also worked several years as an OTC-Trader, which lends further credibility and makes him uniquely qualified for his position. His contacts span a broad cross section of the investment community. These contacts include: brokers, day-traders and retail investors. At this time, Mr. Melillo was operating a stock market information service in which he had contact with such clients on a day-to-day basis. He also provided objective commentary through message boards and direct phone contact for investment ideas. It was at this time that Mr. Melillo realized that his event driven service was a very valuable tool, especially for trading, and was highly profitable. It was apparent that information was critical and he was the conduit for it. Information on rumors was typically inaccurate and untimely, but when it was fresh, the trades did prove to be highly profitable. More and more, Mr. Melillo realized both professional traders and retail investors did not have access to rumor or event information in a timely fashion. This created the opportunity for him to act as the finder and distributor of information that could be profitable for trading. Mr. Melillo has ten years experience in computer technical software and hardware setup, trouble shooting, and five years in HTML and Internet related equipment and applications. In addition, he has five years experience as a consultant, assisting small Internet startups with day-to-day operations and problem solving.

JOSE URQUIJO, Sales Manager, Customer Service and PC Troubleshooter, he is responsible for interaction with each advertisement representative firm as well as creating new business directly with agencies and advertisers. Mr. Urquijo also manages the sales staff, as well as the creation of and maintenance of current clients representing advertisers of the financial community, public corporations, ad agencies and subscribers. His customer service role shall be to create a rapid response to client inquiries and requests. His support duties include working with Jeff Shelly in the maintenance of Website, Internet/Intranet, PC troubleshooting and PC upgrades. Mr. Urquijo received his education and training at Bergen College, Paramus, New Jersey (Commercial Art and Business Administration) as well as the Plaza School of Technology in the same city. His work experience includes service with Price Waterhouse, Coopers Lybrand; Better Computer, the Watts Room and Source Consulting.

JEFF SHELLY, Web Content Designer/Developer, is responsible for managing the ever expanding web content, communicating with the major writers for proper delivery to electronic form. Mr. Shelly is responsible for the development, design, content and navigation for three corporate websites. He has also developed and maintained the e-commerce web application for on-line purchases of Company software. He has designed and developed the corporate Intranet project. Mr. Shelly received his BS in Business Administration from New York University and his work experience includes service at Metrocall, Incyte Media and Megasoft On-Linc, Inc. At the Spring Internet World Expo `97 held at the Los Angeles Convention Center, Mr. Shelly developed, designed and tracked on-line customer satisfaction surveys for two product lines.

ITEM 6 - EXECUTIVE COMPENSATION

During the fiscal year 2000, John Ruela received compensation in the amount of $43,000. During the previous fiscal year, 1999, Mr. Ruela received compensation of $37,000.

During the fiscal year 2000, Thomas Melillo received compensation in the amount of $13,000. Mr. Melillo received no compensation in 1999.

In addition, in 2000, Mr. Ruela and Mr. Melillo agreed to make capital contributions to the Company's capital by waiving the Company's obligations to pay each of them accrued compensation in the amount of $42,000 and $72,000, respectively, in 2000, and $38,000 and $75,000, respectively, in 1999.

Both officers and directors of the Company anticipate receiving benefits as beneficial shareholders of the Company and, possibly, in other ways. See "Item 5
- DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS".

No retirement, pension, profit sharing or stock option programs have been adopted by the Company for the benefit of its employees.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of October 1, 2000, the Company has issued a total of 9,413,000 shares of common stock to the following persons:

               John Ruela                          4,548,000
               Thomas Melillo                      4,865,000

ITEM 8 - DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of One hundred million (100,000,000) shares of Common Stock, with a stated value of $.001. The following statements relating to the capital stock set forth in material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation, Certificate of Amendment to the Certificate of Incorporation, and the By-Laws, copies of which are filed as Exhibits to this Registration Statement.

COMMON STOCK

Holders of shares of Common Stock are entitled to one vote for each share in all matters to be voted upon by the Stockholders. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a Liquidation, Dissolution or Winding Up of the Company, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of Common Stock are fully paid and non-assessable.

The holders of Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock. In December 1999, Mr. Melillo and Mr. Ruela each gifted certain shares of the Company's common stock to certain of their family members and friends.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this Registration Statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's Common Stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker).

In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the NASDAQ SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If the Company does not meet the qualifications for listing on the NASDAQ SmallCap Market, the Company may apply for quotation of its securities on the NASD OTC Bulletin Board. In certain cases, the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

POSSIBLE CLASSIFICATION OF REGISTRANT'S SECURITIES AS A "PENNY STOCK"

By virtue of Rule 3a51-1 of the Securities Act of 1934 (the "Act"), if the Registrant's common stock has a price of less than $5.00 per share, it will be considered a "penny stock". The prerequisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, or even barred many brokerage firms from soliciting orders for certain low priced stocks.

Still further, with respect to the trading of penny stocks, broker-dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

Still even further, such broker-dealers have additional disclosure requirements as set forth in the Securities Enforcement Act Remedies and Penny Stock Reform Act of 1990. These disclosure requirements include the requirement for a broker-dealer, prior to a transaction in a penny stock, to


                                       -11
deliver a standardized risk disclosure document that provides information about penny stocks and the risks of the penny stock market.

Still even further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

Accordingly, the above penny stock regulations and the associated broker-dealer requirements will have an adverse effect on the market liquidity of the Registrant's common stock and the ability of any present and prospective shareholder investors to sell their securities in the secondary market.

However, regardless of the price of the Registrant's stock, in the event the Registrant has net tangible assets in excess of $2,000,000 and if the Registrant has been in continuous operation for less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Registrant's common stock from being classified as a "penny stock".

TRANSFER AGENT

Jersey Transfer of Verona, New Jersey is the transfer agent for the Common Stock of the Company.

GLOSSARY

The Company. The corporation whose common stock is the subject of this Registration Statement.

Exchange Act.  The Securities Exchange Act of 1934, as amended.

Securities Act.  The Securities Act of 1933, as amended.

                                     PART II

ITEM 1 - MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

There is no public trading market for the Registrant's common stock. As of October 1, 2000, there were 10,664,000 shares of the Registrant's common stock issued and outstanding. As of the date of this filing, there were no un-issued shares of Registrant's common stock available for sale pursuant to Rule 144 under The Securities Act.

HOLDERS

The Registrant has approximately 55 common stock shareholders.

ITEM 2 - LEGAL PROCEEDINGS

The Company's officers and directors are aware of no threatened or pending litigation which would have a material, adverse affect on the Company.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

        (a) RECENT SALES: The Registrant has the following stock issuances as described below. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

                1. On December 14, 1999, 5,000 shares of common stock were issued for a total offering of $5,000.00.

                2. On December 15, 1999, 5,000 shares of common stock were issued for a total offering of $5,000.00.

                3. On December 20, 1999, 10,000 shares of common stock were issued for a total offering of $10,000.00.

                4. On December 22, 1999, 10,000 shares of common stock were issued for a total offering of $10,000.00.

                5. On January 31, 2000, 5,000 shares of common stock were issued for a total offering of $5,000.00.

                6. On February 29, 2000, 20,000 shares of common stock were issued for a total offering of $10,000.

                7. On March 4, 2000, 20,000 shares of common stock were issued for a total offering of $10,000.

                8. On March 7, 2000, 2,500 shares of common stock were issued for a total offering of $2,500.

                9. On March 9, 2000, 6,500 shares of common stock were issued for a total offering of $6,500.

                10. On March 23, 2000, 20,000 shares of common stock were issued for a total offering of $10,000.

                11. On May 26, 2000, 540,000 shares of common stock were issued for a total offering of $250,000.

        (b) EXEMPTIONS FROM REGISTRATION: With respect to the issuance of the 604,000 shares listed in Item 4 (a) 1 thruough 11, such issuances were made in reliance on the private placement exemptions provided by Section 4 (2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D and Rule 504 of the Act.

In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed a written Subscription Agreement with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

        (a) That they had the ability to bear the economic risks of investing in the shares of the Registrant.

        (b) That they had sufficient knowledge in financial, business or investment matters to evaluate the merits and risks of the investment.

        (c) That they had a certain net worth sufficient to meet the suitability standards of the Registrant.

        (d) That the Registrant has made available to them, his counsel and his advisors, the opportunity to ask questions and that they have been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant's By-Laws limit the liability of its directors to the fullest extent permitted by New Jersey corporate securities law. Specifically, directors of the Company will not be personally liable for the monetary damages for breach of fiduciary duty as directors, except liability for (i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.

                                    PART F/S

Financial statements required by Item 310 of Regulation S-B begin on Page F-1.

                                    PART III

ITEM 1 - INDEX TO EXHIBITS

The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

ITEM 2 - DESCRIPTION OF EXHIBITS

The following documents are filed herein as required by Part II of Form 1-A:

        EXHIBIT NO.                         DESCRIPTION
        -----------                         -----------

                3.1.         Certification of Incorporation of Wall Street Web,
                             Inc.

                3.2 Certificate of Amendment to the Certificate of Incorporation of Wall Street Web, Inc.

                3.3 Certificate of Amendment to the Certificate of Incorporation of Wall Street Web, Inc.

                3.4          By-Laws of Wall Street Web, Inc.

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              WALL STREET WEB, INC.


Dated:  October 18, 2000                      By /s/ JOHN RUELA
                                                 ------------------------------
                                                     John Ruela, President

                              WALL STREET WEB, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    F-2

BALANCE SHEET
     APRIL 30, 2000                                                         F-3

STATEMENTS OF OPERATIONS
     YEARS ENDED APRIL 30, 2000 AND 1999 (Unaudited)                        F-4

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
     YEARS ENDED APRIL 30, 2000 AND 1999 (Unaudited)                        F-5

STATEMENTS OF CASH FLOWS
     YEARS ENDED APRIL 30, 2000 AND 1999 (Unaudited)                        F-6

NOTES TO FINANCIAL STATEMENTS                                             F-7/14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Stockholders
Wall Street Web, Inc

We have audited the accompanying balance sheet of WALL STREET WEB, INC. as of April 30, 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Web, Inc. as of April 30, 2000, and its results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The financial statements referred to in the first paragraph have been prepared assuming that the Company will continue as a going concern. As further discussed in Note 3 to the financial statements, the Company's operations have generated recurring losses and it had an accumulated deficit as of April 30, 2000. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in
Note 3. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The accompanying statements of operations, changes in stockholders' equity and cash flows for the year ended April 30, 1999 were not audited by us and, accordingly, we do not express an opinion on them.



                                             J.H. Cohn LLP

Roseland, New Jersey
August 31, 2000

                              WALL STREET WEB, INC.

                                  BALANCE SHEET
                                 APRIL 30, 2000

                                     ASSETS

Current assets:
     Cash                                                                    $  52,055
     Accounts receivable                                                         3,894
                                                                             ---------
              Total current assets                                              55,949

Equipment, furniture and fixtures, net                                          11,174
Deferred offering costs                                                        182,060
                                                                             ---------

              Total                                                          $ 249,183
                                                                             =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued expenses                                   $  48,903
     Deferred revenues                                                          30,727
                                                                             ---------
              Total liabilities                                                 79,630
                                                                             ---------

Commitments and contingencies

Stockholders' equity:
     Common stock, no par value; stated value $.001 per share;
         100,000,000 shares authorized; 10,124,000 shares issued
         and outstanding                                                        10,124
     Additional paid-in capital                                                454,706
     Accumulated deficit                                                      (295,277)
                                                                             ---------
              Total stockholders' equity                                       169,553
                                                                             ---------

              Total                                                          $ 249,183
                                                                             =========


See Notes to Financial Statements.

                              WALL STREET WEB, INC.

                            STATEMENTS OF OPERATIONS
                       YEARS ENDED APRIL 30, 2000 AND 1999


                                                               2000                1999
                                                           ------------        ------------
                                                             (Audited)          (Unaudited)

Revenues                                                   $    227,765        $    153,921
                                                           ------------        ------------

Operating expenses:
     Cost of revenues                                            31,685              17,282
     Selling                                                     44,414              51,342
     General and administrative                                 340,401             186,504
                                                           ------------        ------------
         Totals                                                 416,500             255,128
                                                           ------------        ------------

Net loss                                                   $   (188,735)       $   (101,207)
                                                           ============        ============

Basic loss per common share                                $       (.02)       $       (.01)
                                                           ============        ============

Weighted average number of common shares outstanding         10,021,474          10,000,000
                                                           ============        ============


See Notes to Financial Statements.

                              WALL STREET WEB, INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       YEARS ENDED APRIL 30, 2000 AND 1999


                                                 Common Stock                Additional                          Total
                                          ---------------------------         Paid-in         Accumulated     Stockholders'
                                            Shares           Amount           Capital           Deficit          Equity
                                          ----------        ---------        ----------       -----------     -------------
Balance, May 1, 1998 (Unaudited)          10,000,000        $  10,000        $  (8,500)       $  (5,335)       $  (3,835)

Contributions to capital by prin-
     cipal stockholders through
     waiver of accrued salaries
     and expenses                                                              117,467                           117,467

Net loss                                                                                       (101,207)        (101,207)
                                          ----------        ---------        ---------        ---------        ---------

Balance, April 30, 1999 (Unaudited)       10,000,000           10,000          108,967         (106,542)          12,425

Proceeds from sales of shares
     at $.50 and $1.00 per share
     through private placements              124,000              124           83,876                            84,000

Expenses related to private
     placements                                                                 (5,571)                           (5,571)

Contributions to capital by
   principal stockholders through:
         Waiver of accrued salaries                                            114,434                           114,434

         Transfer of shares to
              compensate con-
              sultants and
              employees of
              the Company                                                      153,000                           153,000

Net loss                                                                                       (188,735)        (188,735)
                                          ----------        ---------        ---------        ---------        ---------

Balance, April 30, 2000                   10,124,000        $  10,124        $ 454,706        $(295,277)       $ 169,553
                                          ==========        =========        =========        =========        =========


See Notes to Financial Statements.

                              WALL STREET WEB, INC.

                            STATEMENTS OF CASH FLOWS
                       YEARS ENDED APRIL 30, 2000 AND 1999


                                                                     2000             1999
                                                                  ---------        ---------
                                                                  (Audited)       (Unaudited)
Operating activities:
     Net loss                                                     $(188,735)       $(101,207)
     Adjustments to reconcile net loss to net cash
         provided by operating activities:
         Noncash operating expenses                                 131,434          117,467
         Depreciation                                                 6,791            5,014
         Forgiveness of receivables from stockholders                12,842
         Changes in operating assets and liabilities:
              Accounts receivable                                     1,421           (1,205)
              Accounts payable and accrued expenses                  40,755           (6,992)
              Deferred revenues                                        (782)           8,418
                                                                  ---------        ---------
                  Net cash provided by operating activities           3,726           21,495
                                                                  ---------        ---------

Investing activities:
     Purchases of equipment                                          (4,667)         (10,427)
     Advances to stockholders                                        (5,963)          (6,879)
                                                                  ---------        ---------
                  Net cash used in investing activities             (10,630)         (17,306)
                                                                  ---------        ---------

Financing activities:
     Proceeds from private placements                                78,429
     Deferred offering costs                                        (46,060)
                                                                  ---------
                  Net cash provided by financing activities          32,369
                                                                  ---------        ---------

Net increase in cash                                                 25,465            4,189
Cash, beginning of year                                              26,590           22,401
                                                                  ---------        ---------

Cash, end of year                                                 $  52,055        $  26,590
                                                                  =========        =========


See Notes to Financial Statements.

                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Nature of operations and business:
                Wall Street Web, Inc. (the "Company") and its predecessor have been providing quality "rumor" information covering the day-to-day activities of "Wall Street" since December 1997. It operated as Thomas Melillo DBA Stockrumors.com, an unincorporated business, from December 1997 until April 1998 when it was incorporated in New Jersey as Wall Street Web, Inc. The Company gathers and compiles information from contacts at financial institutions and releases such information to subscribers (generally, financial and stock market professionals) through its web sites, www.stockrumors.com and www.brokercall.com, on a timely basis. The Stockrumors.com web site, which is continuously updated, provides the investing public with information concerning rumors that move stocks and the stock market. The Brokercall.com web site allows the investing public to view analyst upgrades and downgrades on a particular company. In addition to revenues from subscriptions, the Company generates revenues from advertising banners and sponsorships on its web sites.

                As of April 30, 2000, Thomas Melillo and Joao (John) Ruela (the "Principal Stockholders") owned 48.1% and 44.5% of the outstanding shares of the Company's common stock, respectively.


Note 2 - Summary of significant accounting policies:
                Use of estimates:
                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                Cash and cash equivalents:
                    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at April 30, 2000 or 1999.

                Concentrations of credit risk:
                    The Company maintains its cash in bank deposit accounts the balances of which, at times, may exceed Federal insurance limits. Exposure to credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings.

                Revenue recognition:
                    Revenues are generated through the sales of subscriptions and advertising banners and sponsorships on the Company's web sites. Revenues are generally collected in advance on a monthly, quarterly, semi-annual or annual basis and recognized ratably over the respective periods of the related contracts. Unearned fees are included in deferred revenues in the accompanying balance sheet.

                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note 2 - Summary of significant accounting policies (continued):
                Web site development costs:
                    The Company accounts for costs incurred in connection with the development of a web site in accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" and Emerging Issues Task Force Issue No. 00-2, "Accounting for Web Site Development Costs." Accordingly, all costs incurred in planning the development of a web site are expensed as incurred. Costs, other than general and administrative and overhead costs, incurred in the web site application and infrastructure development stage, which involves acquiring or developing hardware and software to operate the web site, are capitalized. Fees paid to an Internet service provider for hosting a web site on its server(s) connected to the Internet are expensed over the estimated period of benefit. Other costs incurred during the operating stage, such as training, administration and maintenance costs, are expensed as incurred. Costs incurred during the operating stage for upgrades and enhancements of a web site are capitalized if it is probable that they will result in added functionality. Capitalized web site development costs are amortized on a straight-line basis over their estimated useful life.

                    The Company did not incur any material costs in the application and infrastructure development stage of its web sites, other than the costs of hardware which were capitalized.

                Deferred offering costs:
                    Deferred offering costs represent costs incurred by the Company in connection with a proposed initial public offering of the Company's securities (see Note 10). Such costs will be offset against the proceeds received from the public offering, if any, or expensed in the period in which the offering is terminated.

                Equipment, furniture and fixtures:
                    Equipment, furniture and fixtures are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from three to seven years.

                Advertising costs:
                    Advertising costs are expensed when incurred. Advertising costs were approximately $32,000 and $51,000 in 2000 and 1999, respectively.

                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS



Note 2 - Summary of significant accounting policies (concluded):
                Income taxes:
                    The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

                Net earnings (loss) per share:
                    The Company presents basic earnings (loss) per share and, if appropriate, diluted earnings per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic earnings
                    (loss) per common share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings per common share is similar to that of basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options, were issued during the period. Diluted per share amounts have not been presented in the accompanying statements of operations because the Company did not have any potentially dilutive common shares outstanding during 2000 and 1999.

                    The number of common shares outstanding and the weighted average number of common shares outstanding have been retroactively adjusted in the accompanying financial statements and these notes as if the issuance of an additional 9,997,000 shares to the Principal Stockholders of the Company in November 1999 had occurred in April 1998 when the Company was incorporated (see Note 10).

                Recent accounting pronouncements:
                    The Financial Accounting Standards Board and the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has issued certain accounting pronouncements as of April 30, 2000 that will become effective in subsequent periods; however, management of the Company does not believe that any of those pronouncements would have significantly affected the Company's financial accounting measurements or disclosures had they been in effect during the years ended April 30, 2000 and 1999 or that they will have a significant affect at the time they become effective.

                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note 3 - Basis of presentation:
                The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, as shown in the accompanying financial statements, the Company incurred net losses of $188,735 and $101,207 in 2000 and 1999, respectively, and it had accumulated a deficit from its inception through April 30, 2000 of $295,277. Management believes that the Company will continue to incur net losses through at least April 30, 2001 and that, although a substantial portion of the Company's historical net losses have been attributable to noncash operating expenses, it will need additional equity or debt financing to be able to sustain its operations until it can achieve profitability. These matters raise substantial doubt about the Company's ability to continue as a going concern.

                Management also believes that the commercial success and profitability of the Company will depend significantly on its ability to (i) expand the subscriber base for its current web sites in the United States and abroad; (ii) launch new web sites in the United States and abroad that will be of interest to the financial community; (iii) increase web site advertising revenues derived from current sources and through the development of new sources; and (iv) expand the range of services offered to subscribers and other users.

                From its inception through April 30, 2000, the Company obtained a portion of its financing through private placements of common stock pursuant to offerings intended to be exempt from registration under the Securities Act of 1933 (the "Act"). On May 26, 2000, the Company received proceeds of $230,000, net of related offering costs, from the sale of 500,000 shares of common stock at $.50 per share through a private placement (see
                Note 11). Management anticipates that the Company will need additional aggregate proceeds from equity or debt financing of approximately $650,000 to satisfy its cash requirements through April 30, 2001. The Company will attempt to obtain all or a substantial portion of such financing through a proposed initial public offering of up to 300,000 units (the "Units"), with each Unit comprised of one share of common stock and three common stock purchase warrants (see Note 10). The offering price for each Unit will be calculated based on a moving average of the closing price of the Company's common stock for a specified period prior to the date the offering commences. However, the Company's common stock was not publicly traded as of August 31, 2000 and will not become publicly traded until the Company files the appropriate information with the Securities and Exchange Commission. Although, the Company and an investment banking firm signed a "Letter of Intent" whereby, subject to the satisfaction of various conditions, they will enter into an underwriting agreement related to the sale of the Units by the underwriter on a "best efforts" basis, management cannot assure that any of the Units will be sold, that if sales of Units are consummated, the proceeds will be sufficient to enable the Company to continue to operate as a going concern through at least April 30, 2001 or that there will be alternative sources of equity or debt financing if the proceeds from any sales of Units are insufficient.

                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS



Note 3 - Basis of presentation (concluded):
                The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations as a going concern.


Note 4 - Equipment, furniture and fixtures:
                Equipment, furniture and fixtures consist of the following at April 30, 2000:

                    Computers and related equipment      $19,409
                    Equipment                              2,291
                    Furniture and fixtures                 1,940
                                                         -------
                                                          23,640
                    Less accumulated depreciation         12,466
                                                         -------

                         Total                           $11,174
                                                         =======


Note 5 - Income taxes:
                As of April 30, 2000, the Company had net operating loss carryforwards of approximately $226,000 available to reduce future Federal and state taxable income which will expire in 2019 and 2020.

                The Company's deferred tax assets and liabilities as of April 30, 2000 consisted of the effects of temporary differences attributable to the following:

                    Net operating loss carryforwards     $ 116,000
                    Deferred revenues                       12,300
                    Depreciation                            (4,500)
                                                         ---------
                                                           123,800
                    Less valuation allowance              (123,800)
                                                         ---------

                         Total                           $      --
                                                         =========

                Due to the uncertainties related to, among other things, the extent and timing of its future taxable income, the Company offset its net deferred tax assets by an equivalent valuation allowance as of April 30, 2000. The Company had also offset the potential benefits of $47,800 from net deferred tax assets by an equivalent valuation allowance as of April 30, 1999. It did not have any material temporary differences as of April 30, 1998. As a result of the increases in the valuation allowance of $76,000 and $47,800 during 2000 and 1999, respectively, there are no credits for income taxes reflected in the accompanying statements of operations to offset pre-tax losses.

                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note 6 - Deferred offering costs:
                As of April 30, 2000, the Company had incurred and deferred costs totaling $182,060 in connection with its proposed initial public offering (see Notes 8 and 10).


Note 7 - Common stock:
                At the time the Company was incorporated, it was authorized to issue up to 2,500 shares of common stock with no par value. As a result of amendments to the Company's Certificate of Incorporation, it was authorized to issue up to 100,000,000 shares of common stock with no par value as of April 30, 2000.

                On various dates between December 14, 1999 and March 23, 2000, the Company sold a total of 124,000 shares of common stock through private placements intended to be exempt from registration under the Act for aggregate gross proceeds of $84,000, of which $40,000 was attributable to the sale of 80,000 shares of common stock at $.50 per share and $44,000 was attributable to the sale of 44,000 shares of common stock at $1.00 per share. The Company incurred aggregate expenses of $5,571 in connection with the private placements.


Note 8 - Related party transactions:
                During January 2000, the Principal Stockholders transferred a total of 200,000 shares of the Company's common stock to certain financial consultants and a total of 25,000 shares to employees of the Company as consideration for services the consultants and employees provided to the Company. The Company recorded charges to deferred offering costs of $136,000 and compensation expense of $17,000 and contributions to capital of $153,000 based on the estimated fair value of the shares transferred. The Principal Stockholders also agreed to make contributions to the Company's capital by waiving the Company's obligation to pay them accrued compensation aggregating $114,434 and $113,367 during 2000 and 1999, respectively, and accrued expenses of $4,100 during 2000. These were noncash transactions and, accordingly, they are not reflected in the accompanying statements of cash flows.


Note 9 - Fair value of financial instruments:
                The Company's material financial instruments as of April 30, 2000 and 1999 for which disclosure of estimated fair value is required consisted of trade receivables and payables and accrued expenses. In the opinion of management, the carrying value of these financial instruments approximated their fair values as of those dates because of their short maturities.

                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS



Note 10 - Commitments and contingencies:
                Operating lease:
                    The Company rents office space on a month-to-month basis. Related rent expense was $6,000 for both 2000 and 1999.

                Stockholder agreement:
                    Under the terms of an agreement among the Company and the Principal Stockholders, each Principal Stockholder has a right of first refusal with respect to the purchase of any shares of the Company's common stock offered for sale by the other Principal Stockholder at a purchase price equal to the market value of the shares. If the right of first refusal is not exercised, the Company has the right to purchase the shares at their market value. This agreement will terminate if and when the Company completes an initial public offering of its common stock.

                Proposed public offering:
                    As explained in Note 3, the Company intends to obtain financing needed for the continuation of its operations through an initial public offering of its equity securities. On March 30, 2000, the Company and an investment banking firm signed a "Letter of Intent" whereby, subject to the satisfaction of various conditions, they will enter into an underwriting agreement related to the sale of up to 300,000 Units by the underwriter on a "best efforts" basis. Each Unit will consist of one share of the Company's common stock and three common stock purchase warrants. It is proposed that the offering price for each Unit will be calculated based on the 14 day moving average of the closing price of the Company's common stock immediately prior to the date the initial public offering commences, less a 15% discount. However, the Company's common stock was not publicly traded as of August 31, 2000 and will not become publicly traded until the Company files the appropriate information with the Securities and Exchange Commission. Each warrant will entitle the holder thereof to purchase one share of common stock at any time commencing from the closing date of the proposed initial public offering until three years subsequent to the date the proposed initial public offering commences at $.50 above the offering price for each Unit. The Company may, at its sole discretion, extend the period of exercise of the warrants. The warrants will be callable by the Company during a specified period at $.001 per warrant, provided that the bid price for the common stock reaches a specified level for a specified period prior to redemption. The Letter of Intent also specifies that the underwriter will receive commissions equal to 10% of the public offering price, a nonaccountable expense allowance and underwriter's warrants that will be subject to "demand" and "piggy back" registration rights.

                              WALL STREET WEB, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note 10 - Commitments and contingencies (concluded):
                Proposed public offering (concluded):
                    Among other requirements and restrictions, the Letter of Intent will require the Company to file the appropriate registration statement for the offering of the Units under the Act and restrict the number of shares of common stock issued by the Company as of the filing date for the registration statement and the initial date of the public offering to 11,000,000 shares.


Note 11 - Subsequent events:
                On May 26, 2000, the Company sold 500,000 shares of common stock at $.50 per share through a private placement intended to be exempt from registration under the Act and received proceeds of $230,000, net of related offering costs of approximately $20,000. It also issued 40,000 shares of common stock to a consultant for services in connection with the sale of the shares.



                                      * * *